SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2002

ROBOGROUP T.E.K. LTD.

(formerly known as ESHED ROBOTEC (1982) LIMITED)
(Name of Registrant)

Rechov Hamelacha 13, Afeq Industrial Estate, Rosh HaAyin 48091 Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

ROBOGROUP T.E.K. LTD.
(formerly known as ESHED ROBOTEC (1982) LIMITED)

<u>6-K Items</u>

1. RoboGroup T.E.K. Ltd. Press Release dated May 22, 2002

ITEM 1

Wednesday May 22, 4:01 pm Eastern Time

Press Release

SOURCE: RoboGroup T.E.K. Ltd.

RoboGroup Provides Follow-On Funding to MemCall Semiconductor Subsidiary

ROSH HA'AYIN, Israel, May 22 /PRNewswire-FirstCall/ -- RoboGroup T.E.K. Ltd. (Nasdaq: ROBO - News) today announced that the company's Board of Directors has approved an additional investment of US $1 million in its MemCall LLC ("MemCall") subsidiary, subject to the achievement of certain milestones by the end of 2002. The Company is continuing its efforts to seek third party financing for MemCall's activities. The new funding will be effected through the purchase of a redeemable security of MemCall that, among other terms, is payable (without interest) by December 31, 2002 or, otherwise, convertible into additional equity in MemCall at the Company's option.

This resolution replaces the Board's previous resolution dated February 7, 2002, which approved an additional $0.5 million loan under the previous $2.5 million limit, as described in the Director's report for the year 2001. As a result of the current resolution, the Company's funding to MemCall is expected to total US $3.5 million by the end of 2002.

MemCall is engaged in the development of a new technology that, if proven to be successful, may substantially reduce the time for locating and retrieving data in communications networks. The result of the new technology is expected to be a development of electronic chips. MemCall is currently concentrating its R&D efforts in the development of a search processor for content aware networking applications, such as searching for viruses in information transferred through networks, or routing based on content being transferred through the network.

RoboGroup engages in three business sectors. The first focuses on new high tech ventures such as e-learning and MemCall, a fabless VLSI semiconductor developer with unique Call Out Memory(TM) technology for Internet and communications applications in need of intensive Search and Filter capabilities. The second is comprised of Yaskawa Eshed Technology (YET), a joint venture with Japan's Yaskawa Electric Corp., which provides industrial motion controls, particularly those based on its patented algorithms. The third sector is devoted to RoboGroup's training products. RoboGroup is a world leader in engineering and manufacturing technology training systems. The Company is market driven, deriving its growth from technological leadership, strong partnerships and management expertise. For more information, visit http://www.robo-group.com.

To the extent that this press release discusses expectations about market conditions or about market acceptance and future sales of the Company's products, or otherwise makes statements about the future, such statements are forward-looking and are subject to a number of risks and uncertainties that could cause results to differ materially from the statements made. These factors include the rapidly changing technology and evolving standards in the industries in which the Company and its subsidiaries operate, risks associated with the acceptance of new products by individual customers and by the market place and other factors discussed in the business description and management discussion and analysis sections of the Company's Annual Report on Form F-20.

SOURCE: RoboGroup T.E.K. Ltd.

1096223.1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RoboGroup T.E.K. Ltd.
(formerly known as ESHED ROBOTEC (1982) LIMITED

By: /s/ Rafael Aravot
Rafael Aravot
Chief Executive Officer

Dated: May 22, 2002

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934 the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RoboGroup T.E.K. Ltd.

Rafael Aravot
Chief Executive Officer

Dated: May 22, 2002

1027790.1